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[LOGO]                                                              EXHIBIT 28.7

               [DEPARTMENT OF HEALTH & HUMAN SERVICES LETTERHEAD]



Mr. Louie Goryoka
Chad Therapeutics, Inc.
21622 Plummer Street
Chatsworth, CA 91311


Re:  K971889
     Chad TOTAL 0[subscript]2 Delivery System
     Regulatory Class: II (two)
     Product Code: 73 CAW
     Dated: August 19, 1997
     Received: August 20, 1997

Dear Mr. Goryoka:

This letter corrects our substantially equivalent letter of November 17, 1997, regarding the error in the name of the contact person.

We have reviewed your Section 510(k) notification of intent to market the device referenced above and we have determined the device is substantially equivalent (for the indications for use stated in the enclosure) to devices marketed in interstate commerce prior to May 28, 1976, the enactment date of the Medical Device Amendments or to devices that have been reclassified in accordance with the provisions of the Federal Food, Drug, and Cosmetic Act (Act). You may, therefore, market the device, subject to the general controls provisions of the Act. The general controls provisions of the Act include requirements for annual registration, listing of devices, good manufacturing practice, labeling, and prohibitions against misbranding and adulteration.

If your device is classified (see above) into either class II (Special Controls) or class III (Premarket Approval) it may be subject to such additional controls. Existing major regulations affecting your device can be found in the Code of Federal Regulations, Title 21, Parts 800 to 895. A substantially equivalent determination assumes compliance with the Good Manufacturing Practice for Medical Devices: General (GMP) regulation (21 CFR Part 820) and that, through periodic GMP inspections, FDA will verify such assumptions. Failure to comply with the GMP regulation may result in regulatory action. In addition, the Food and Drug Administration (FDA) may publish further announcements



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concerning your device in the Federal Register. Please note: this response to your premarket notification submission does not affect any obligation you might have under sections 531 through 542 of the Act for devices under the Electronic Product Radiation Control provisions, or other Federal laws or regulations.

This letter will allow you to begin marketing your device as described in your 510(k) premarket notification. The FDA finding of substantial equivalence of your device to a legally marketed predicate device results in a classification for your device and thus, permits your device to proceed to the market.

If you desire specific advice for your device on our labeling regulation (21 CFR Part 801 and additionally 809.10 for in vitro diagnostic devices), please contact the Office of Compliance at (301) 594-4648. Additionally, for questions on the promotion and advertising of your device, please contact the Office of Compliance at (301) 594-4639. Also, please note that the regulation entitled, "Misbranding by reference to premarket notification" (21 CFR 807.97). Other general information on your responsibilities under the Act may be obtained from the Division of Small Manufacturers Assistance at their toll free number (800) 638-2041 or at (301) 443-6597 or at its internet address "http://www.fda.gov/cdrh/dsmamain.html".

                                        Sincerely yours,



                                        /s/ Thomas J. Callahan
                                        Thomas J. Callahan, Ph.D.
                                        Director
                                        Division of Cardiovascular, Respiratory,
                                          and Neurological Devices
                                        Office of Device Evaluation
                                        Center for Devices and
                                          Radiological Health